Exhibit 99.d.(xi)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 1st day of November 2006 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (the “Securities Trust”) with respect to the Lord Abbett Large-Cap Value Fund, Lord Abbett Micro-Cap Growth Fund, Lord Abbett Micro-Cap Value Fund, and Lord Abbett International Core Equity Fund, (each a “Fund”), Lord Abbett Value Opportunities Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               With respect to each of the Lord Abbett Micro-Cap Growth Fund, and Lord Abbett Micro-Cap Value Fund, Lord Abbett agrees to bear directly and/or reimburse the Funds for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annual rate of (a) two hundred and ten (2.10%) for Class A shares of the Funds, and (b) one hundred eighty-five basis points (1.85%) for Class Y shares of the Funds of the average daily net assets in the Funds for the time period set forth in paragraph 4 below.

2.               With respect to the Lord Abbett Large-Cap Value Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annual rate of (a) ninety-five basis points (0.95%) for Class A shares of the Fund, (b) one hundred and sixty basis points (1.60%) for Class B shares of the Fund, (c) one hundred and sixty basis points (1.60%) for Class C shares of the Fund, (d) one hundred and five basis points (1.05%) for Class P shares of the Fund, and (e) sixty basis points (0.60%) for Class Y shares of the Fund of the average daily net assets in the Fund for the time period set forth in paragraph 4 below.

3.               With respect to the Lord Abbett Value Opportunities Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annual rate of (a) one hundred and thirty basis points (1.30%) for Class A shares of the Fund, (b) one hundred and ninety-five basis points (1.95%) for Class B shares of the Fund, (c) one hundred and ninety-five basis points (1.95%) for Class C shares of the Fund, (d) one hundred and forty basis points (1.40%) for Class P shares of the Fund, and (e) ninety-five basis points (0.95%) for Class Y shares of the Fund of the average daily net assets in the Fund for the time period set forth in paragraph 4 below.

4.               Lord Abbett’s commitment described in paragraphs 1, 2 and 3 will be effective from November 1, 2006 through February 28, 2008.

IN WITNESS WHEREOF, Lord Abbett and the Lord Abbett Securities Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

Lord Abbett Securities Trust

By:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel